SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of March 2005

                           PRANA BIOTECHNOLOGY LIMITED
                              (Name of Registrant)

          Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

     This Form 6-K is being incorporated by reference into the Registrant's Registration Statement on Form F-3 File No. 333-116232

                           PRANA BIOTECHNOLOGY LIMITED


6-K Items

     1. Condensed Consolidated Financial Statements of Prana Biotechnology Limited and Subsidiaries as of December 31, 2004 and for the six months ended December 31, 2004 and 2003 and Operating and Financial Review and Prospects for the six months ended December 31, 2004 and 2003.

                                                                          ITEM 1

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES

               INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004
                              IN AUSTRALIAN DOLLARS

                                      INDEX

                                                                            Page

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION.......................2
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE....................3
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS...............................4
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY...........5
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS......................6

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES

             CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                             (in Australian dollars)
                                   (Unaudited)


                                             December
                                                31,                June 30,
                                        -----------------   --------------------
                                                2004                 2004
                                        -----------------   --------------------

 Current assets
 Cash assets                                  26,911,314             29,580,398
 Receivables                                     518,689                 92,917
 Other                                           268,159                 72,769
                                        -----------------   --------------------
 Total Current Assets                         27,698,162             29,746,084
                                        -----------------   --------------------
 Non Current Assets
 Equipment                                       194,275                180,971
 Intangible assets                            10,938,341             11,488,343
                                        -----------------   --------------------
 Total Non Current Assets                     11,132,616             11,669,314
                                        -----------------   --------------------
 Total Assets                                 38,830,778             41,415,398
                                        -----------------   --------------------
 Current Liabilities
 Payables                                      1,396,984              2,661,950
 Provisions                                       61,940                 42,597
                                        -----------------   --------------------
 Total Current Liabilities                     1,458,924              2,704,547
                                        -----------------   --------------------
 Non-Current Liabilities
 Provisions                                       14,884                  8,292
                                        -----------------   --------------------
 Total Non-Current Liabilities                    14,884                  8,292
                                        -----------------   --------------------
  Total Liabilities                            1,473,808              2,712,839
                                        -----------------   --------------------
 Net Assets                                   37,356,970             38,702,559
                                        =================   ====================

 Equity
 Contributed equity                           55,299,873             49,505,493
 Reserve                                      14,661,942             14,661,942
 Accumulated deficit during the
 development stage                           (32,604,845)           (25,464,876)
                                        -----------------   --------------------
 Total Equity                                 37,356,970             38,702,559
                                        =================   ====================

The accompanying notes are an integral part of the condensed consolidated financial statements.

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE
                             (in Australian dollars)
                                   (Unaudited)

                                                 Six months ended December 31,
                                              ----------------------------------
                                                     2004              2003
                                              -----------------   --------------

Revenue from ordinary activities                   1,369,175         1,123,587

Depreciation and amortization expense               (583,955)         (597,932)
Patents, research and development
expense                                           (3,056,180)       (2,610,456)
Legal expense                                       (387,533)         (295,252)
Consulting fee expense                            (1,033,944)         (571,807)
Employee benefits expense                         (1,039,054)         (499,500)
Corporate compliance expense                        (239,415)         (189,439)
Foreign exchange loss                             (1,512,222)          (34,654)
Other expenses from ordinary activities             (656,841)         (362,461)
                                              -----------------   --------------
Loss from ordinary activities before
income tax expense                                (7,139,969)       (4,037,914)
Income tax expense relating to
ordinary activities                                        -                 -
                                              -----------------   --------------
Net loss                                          (7,139,969)       (4,037,914)
                                              =================   ==============
Loss per share (basic and diluted)                     (0.06)            (0.06)
                                              =================   ==============

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per share                       118,289,459        70,442,228

The accompanying notes are an integral part of the condensed consolidated financial statements.

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (in Australian dollars)
                                   (Unaudited)

                                                Six months ended December 31,
                                             -----------------------------------
                                                   2004                 2003

Cash Flows from Operating Activities
Payments to suppliers and employees            (6,495,832)          (3,550,671)
Interest received                                 113,147              163,692
Government grant received                          51,289               65,746
Neuroscience Victoria monies received             562,500              787,500
                                             --------------       -------------
Net cash flows used in operating
 activities                                    (5,768,896)          (2,533,733)
                                             --------------       -------------
Cash Flows from Investing Activities
Payments for purchase of  equipment               (47,258)             (12,757)
                                             --------------       -------------
Net cash flows used in investing
 activities                                       (47,258)             (12,757)
                                             --------------       -------------
Cash Flows from Financing Activities
Proceeds from issue of shares                           -            5,034,495
Proceeds from exercise of options               4,753,333                    -
Payment of share issue costs                      (94,041)            (296,978)
                                             --------------       -------------
Net cash flows provided by financing
 activities                                     4,659,292            4,737,517
                                             --------------       -------------
Net (decrease)/increase in cash held           (1,156,862)           2,191,027

Opening cash brought forward                   29,580,398            3,463,783

Exchange  rate  adjustments  on the
balance of cash held in foreign currencies     (1,512,222)             (34,654)
                                             --------------       -------------
Closing cash carried forward                   26,911,314            5,620,156
                                             ==============       =============

The accompanying notes are an integral part of the condensed consolidated financial statements.

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES

       CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                (in Australian dollars, except number of shares)

                                                                                   Accumulated
                                               Number of     Contributed        Deficit During    Asset Revaluation
                                                  Shares          Equity     Development Stage             Reserve          Total
                                            --------------  -------------   --------------------  ------------------  -------------
Balance, July 1, 2004                        115,984,380      49,505,493          (25,464,876)          14,661,942     38,702,559
Net loss                                               -               -           (7,139,969)                   -     (7,139,969)
Share issuance costs                                   -             260                    -                    -            260
Issuance of shares in connection
with exercise of options, net of
issue costs                                    9,506,666       4,709,491                    -                    -      4,709,491
Issuance of shares to consultants
and directors, net
of issue costs                                   299,774         158,319                    -                    -        158,319
Issuance of shares for legal settlement        1,350,000         756,000                    -                    -        756,000
Issuance of options  to consultants                    -         170,310                    -                    -        170,310
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                   127,140,820      55,299,873          (32,604,845)          14,661,942     37,356,970
                                            ==============  =============   ====================  ==================  =============

The accompanying notes are an integral part of the condensed consolidated financial statements.

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)


Note 1:  Background

Prana Biotechnology Limited ("Prana") was incorporated on 11 November 1997 in Melbourne, Australia and is engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.

In August 2004, Prana established two wholly owned subsidiaries, Prana Biotechnology Inc., incorporated in the United States, and Prana Biotechnology UK Limited, incorporated in the United Kingdom. Prana Biotechnology Inc. was established in the United States due to the increase in U.S. operations, including the appointment of Dr. Jonas Alsenas, a U.S.-based director, as Prana's Chief Executive Officer, and the increase in U.S. investors in Prana. Prana Biotechnology UK Limited was established in the United Kingdom to allow Prana to conduct commercial and clinical operations in the United Kingdom.

Prana and its wholly owned subsidiaries are herein referred to as the "Company."

Note 2:  Summary of Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards AASB 1029: "Interim Financial Reporting," Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board (herein referred to as "A-GAAP").

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2004 and any public announcements made by Prana and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the Company and are consistent with those applied in the Company's consolidated financial statements for the year ended 30 June 2004. Certain information and footnote disclosures normally included in financial statements prepared in accordance with A-GAAP have been condensed or omitted. In the opinion of the Company's management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended 31 December 2004 are not necessarily indicative of the results that may be expected for the year ending 30 June 2005.

The 30 June 2004 balance sheet was derived from audited financial statements but does not include all disclosures required by A-GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

Note 3:  Dividends

The Company did not declare any dividends in the six months ended 31 December 2004.

Note 4:  Segment Information

The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Note 5: Contingent Liabilities

There has been no change in contingent liabilities since the last annual reporting date.

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)


Note 6:  Events Subsequent to Reporting Date

There have been no events after the reporting date that have a material effect on this report.

Note 7: Adoption of Australian equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of Australian equivalents to International Financial Reporting Standards ("A-IFRS") effective for financial years commencing on or after 1 January 2005. This requires the production of accounting data for future comparative purposes from this year by the beginning of the next financial year.

The Company's directors are assessing the significance of these changes and preparing for their implementation. The Company will seek to keep stakeholders informed as to the impact of these new standards as they are finalized.

The directors are of the opinion that the key differences in the Company's accounting policies which will arise from the adoption of A-IFRS are:

Equity Payments
The Company currently has the policy of expensing shares issued in lieu of payment for goods or services by valuing them at their cost under the contract; however, under A-IFRS, the Company will be required to expense the cost of such shares based on the market price of the shares. Additionally, under A-IFRS, the Company will also be required to expense the cost of options granted in lieu of payment for goods or services. Currently, the Company expenses options granted to consultants in lieu of services but not options granted to directors and employees. A-IFRS also specify a methodology for valuing equity payments.

Intellectual Property
The Company currently has intangible assets which were revalued upward in 1999 by approximately $14.7 million to $16.5 million, and which are amortized over their useful life of up to 15 years. For the revaluation increment to continue to be recognised under A-IFRS there must be an active market in which the intangibles can be traded. The intangible assets must also be able to be separately identified. It is anticipated that the intangible assets will not be able to be separately identified and that there will be no active market in which to value the intangible assets. As a result, the revaluation increment may be derecognized from the consolidated statement of financial position and the amortization previously taken up may be reversed.

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Note 8: Reconciliation to US GAAP

The unaudited condensed consolidated financial statements have been prepared in accordance with A-GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Summaries of the significant differences as they apply to the Company are set forth in Note 25 to the Company's consolidated financial statements for the year ended 30 June 2004.

The adjustments to net loss and total equity required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A-GAAP and US GAAP, are summarized as follows.

Reconciliation of net loss
--------------------------

                                                                                 Six months ended 31
                                                                                      December
                                                                              --------------------------
                                                                                  2004         2003
                                                                               -----------  ------------
Net loss in accordance with A-GAAP                                             (7,139,969)  (4,037,914)
US GAAP adjustments:
Share-based compensation
   Options issued to consultants for services rendered                             68,140      (13,758)
   Options issued to employees and directors for services rendered                 (2,829)     (67,957)
   Shares issued to consultants and directors for services rendered               (11,038)     (12,031)
Intangible assets
   Reversal of amortization expense attributable to costs capitalized
   under A-GAAP but expensed under US GAAP                                         30,335       30,335
   Reversal of amortization expense attributable to upward asset
   revaluation                                                                    488,732      488,732
   Costs capitalized under US GAAP but expensed under A-GAAP                      263,232      134,987
   Amortization expense attributable to above                                    (307,806)    (138,046)
Deferred tax effect of US GAAP adjustments                                              -            -
                                                                               ----------   ----------
Net loss in accordance with US GAAP                                            (6,511,203)  (3,615,652)
                                                                               ==========   ==========

Loss per share in accordance with US GAAP:
   Basic and diluted loss per share                                                 (0.06)       (0.05)
   Weighted average shares - basic and diluted                                118,289,459   70,442,228


                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)


Reconciliation of shareholders' equity
--------------------------------------

                                                                               December 31,
                                                                   -------------------------------------
                                                                             2004              2003
                                                                   -------------------  ----------------
Total equity in accordance with A-GAAP                                    37,356,970        16,572,843
US GAAP adjustments:
Intangible assets
   Costs capitalized under A-GAAP but expensed under US GAAP                (910,058)         (910,058)
   Reversal of amortization expense attributable to above                    306,750           246,080
   Reversal of upward asset revaluation                                  (14,661,942)      (14,661,942)
   Reversal of amortization expense attributable to above                  4,942,092         3,964,629
   Costs capitalized under US GAAP but expensed under A-GAAP               4,814,517         4,208,882
   Amortization expense attributable to above                             (1,234,469)         (777,203)
   Deferred tax effect of US GAAP adjustments                                      -                 -
                                                                   -------------------------------------
Total equity in accordance with US GAAP                                   30,613,860         8,643,231
                                                                   =====================================


Rollforward analysis of shareholders' equity under US GAAP
----------------------------------------------------------

                                                                               December 31,
                                                                   -------------------------------------
                                                                             2004              2003
                                                                   -------------------  ----------------
Balance in accordance with US GAAP, beginning of period                  31,484,956         7,378,083
   Issuance of options to consultants for services rendered                   2,170            13,758
   Issuance of options to employees and directors for
   services rendered                                                          2,829            67,957
   Issuance of shares to consultants and directors for
   services rendered, net of issue costs                                    169,357            61,568
   Issuance of shares for legal settlement                                  756,000                 -
   Issuance of shares in connection with exercise of
   options, net of issue costs                                            4,709,491         4,737,517
   Other share issue costs                                                      260                 -
Net loss in accordance with US GAAP                                      (6,511,203)       (3,615,652)
                                                                    ------------------------------------
Balance in accordance with US GAAP, end of period                        30,613,860         8,643,231
                                                                    ====================================

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)

Reconciliation of statement of cash flows
-----------------------------------------

                                                                      Six months ended December
                                                                                  31,
                                                                --------------------------------------
                                                                      2004                  2003
                                                                -----------------      ---------------
Net cash flows used in operating
 activities, as reported                                            (5,768,896)           (2,533,733)
                                                                =================      ===============
Net cash flows used in investing
 activities, as reported                                               (47,258)              (12,757)
Less: Term deposits with original
 maturities greater than 90 days                                      (830,786)           (1,600,000)
                                                                -----------------      ----------------
Net cash flows used in investing
 activities, as adjusted                                              (878,044)           (1,612,757)
                                                                =================      ================
Net cash flows provided by financing
 activities, as reported                                             4,659,292             4,737,517
                                                                =================      ================
Net (decrease)/increase in cash held, as
 adjusted                                                           (1,987,648)              591,027

Opening cash brought forward                                        29,580,398             3,463,783

 Exchange rate adjustments on the balance
 of cash held in foreign currencies                                 (1,512,222)              (34,654)

Cash at end of period, as reported                                  26,911,314             5,620,156

Less: Term deposits with original
 maturities greater than 90 days                                      (830,786)           (1,600,000)
                                                                -----------------      ----------------

Cash at end of period, as adjusted                                  26,080,528             4,020,156
                                                                =================      ================

                  PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (in Australian dollars)



Other expenses from ordinary activities
---------------------------------------

                                             Six months ended December 31,
                                             -----------------------------
                                                 2004             2003
                                             -----------       -----------


Travel                                         200,677           125,239
Insurance                                       82,029            31,980
Marketing                                      184,917           119,274
Office overhead costs                          178,797            85,940
Other                                           10,421                28
                                             -----------------------------

    Total                                      656,841           362,461
                                             =============================

Operating and Financial Review and Prospects

Highlights:
-----------

     >> Successful settlement of all outstanding patent litigation regarding PBT-1 with P.N. Gerolymatos, S.A.

     >> Announcement of the appointment of Jonas Aloenas as Chief Executive Officer

     >>   Release of the Phase II trial extension data

     >> Announcement of the planned initiation of the potentially pivotal PII/III PLACQUE trial for PBT-1

     >> Successful capital raising of A$4.75 million before costs through option exercise

Scientific and Clinical Milestones:
-----------------------------------

In October 2004, we announced the results of the 48-week open label extension phase of the PBT-1 Phase II study of patients suffering from Alzheimer's disease. (Results of the blinded portion of the study were published in December 2003 in Archives of Neurology.) Data from the extension phase revealed that Alzheimer's patients with ADAS-cog scores similar to those in the study would have been expected to decline by an average of 18 points over the treatment period when compared to a historical control. The results showed an average decline of approximately eight points for a difference of 10 points from that predicted without treatment in the nine patients on PBT-1 for 84 weeks. Results from the MMSE (Mini Mental State Examination) were also encouraging. When compared to baseline, the patients on 84 weeks of PBT-1 demonstrated no statistically significant decline. PBT-1 was well-tolerated and there were no safety issues associated with the administration of the drug.

Based upon the successful Phase II clinical experience with PBT-1, we announced our company' plan to proceed with a potentially pivotal Phase II/III study called PLACQUE. The double-blind study expects to enroll 435 patients with moderate Alzheimer's disease at centers in the United Kingdom, Australia, and the Republic of South Africa who will be randomized to placebo or one of two doses of PBT-1 for 52 weeks.

In October 2004, Dr. Ashley Bush, co-founding scientist and senior scientific consultant to our company, was named a 2004 Zenith Fellow Award winner by the Alzheimer's Association. The Zenith Awards program provides support for investigators who have contributed significantly to the field of Alzheimer's disease research. The Zenith Fellow Award will support further research by Dr. Bush relating to brain metal biochemistry in Alzheimer's disease for the purposes of early diagnosis.

Corporate and Financial Milestones:
-----------------------------------

In August 2004, we announced the appointment of Jonas Aloenas as our company's Chief Executive Officer, replacing Geoffrey Kempler who remained as Executive Chairman.

Also in August 2004, we settled all outstanding patent litigation with P.N. Gerolymatos, S.A., or P.N.G., regarding PBT-1. We and Massachusetts General Hospital agreed to settle all outstanding litigation with P.N.G. regarding the exploitation rights to certain patents relating to pharmaceutical compositions and uses of clioquinol (also known as PBT-1). Accordingly, all patent oppositions in Europe and Australia were withdrawn and the law suits pending before the U.S. District Court for the District of Columbia and the Court of Athens in Greece were dismissed.

As a result of the settlement, we and P.N.G. agreed to recognize the rights of each other to develop clioquinol in our respective territories. We now hold the rights to clioquinol in the United States and Japan, while P.N.G. holds the rights for European and other territories. In accordance with the settlement agreement, we issued 1,350,000 of our ordinary shares to P.N.G., which are being held in escrow for 12 months, and made a payment of US$150,000 to it. Under the settlement agreement, we agreed to pay a royalty to P.N.G. on sales of PBT-1 in the United States and Japan; and we are entitled to receive a percentage of P.N.G.'s income on sales of PBT-1 in the other territories.

In December 2004, we announced that unlisted options for the purchase of 9,500,000 ordinary shares, having an exercise price of A$0.50 per share, expiring on December 1, 2004, were exercised prior to the expiry date. As a result, we raised approximately A$4.75 million in new capital before costs.

Six Months  Ended  December 31, 2004  Compared to
Six Months Ended  December 31,2003
-------------------------------------------------

Revenue from ordinary activities

         Revenue from ordinary activities increased to A$1,369,175 for the six months ended December 31, 2004 from A$1,123,587 for the six months ended December 31, 2003, an increase of A$245,588, or 21.86%. Revenue in the six months ended December 31, 2004 consisted of A$348,753 of interest income, A$451,551 of government grant income, A$562,500 received under the licensing and research collaboration we entered into with Schering A.G. and Neurosciences Victoria Ltd. and miscellaneous income of A$6,371. Revenue in the six months ended December 31, 2003 consisted of A$104,326 of interest income, A$231,761 of government grant income and A$787,500 under our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd. The increase in revenue is partly attributable to the $244,427 increase in interest income as a result of the significant increase in cash held by us during the six months ended December 31, 2004 because of the A$20 million private placement of securities in the United States in June 2004. Additionally, government grant income increased by A$219,790 in the six months period ended December 31, 2004 from the comparable prior period due to the Start grant from the Australian Industry Research and Development Board, or the IR&D Board, commencing in September 2003 and the BIF grant from the IR&D Board commencing in August 2003. These increases were partially offset by a A$225,000 reduction in revenue from Schering A.G. and Neurosciences Victoria Ltd. due to the completion of one of the contracts in connection with our collaboration with Schering A.G. and Neurosciences Victoria Ltd. in June 2004.

Depreciation and amortization expense

         Depreciation and amortization expense decreased to A$583,955 for the six months ended December 31, 2004 compared to A$597,932 for the six months ended December 31, 2003, a decrease of A$13,977, or 2.34%. The decrease in depreciation and amortization expense is primarily attributable to the Masspectrometer purchased for A$200,000 being depreciated in full by June 30, 2004. This decrease is partially offset by the increase in depreciation on office furniture and computers acquired during the six months ended December 31, 2004 in setting up our new offices in Parkville, Victoria, Australia and establishing a new office in the United States.

Patents, research and development expense

         Patents, research and development expense increased to A$3,056,180 for the six months ended December 31, 2004 from A$2,610,456 for the six months ended December 31, 2003, an increase of A$445,724, or 17.07%. The increase in patents, research and development expense is attributable to pre-clinical costs which increased by $595,370 and clinical trials costs which increased by $260,934 in the six months ended December 31, 2004. Due to our increased ability to fund research and development following our US$20 million private placement of securities in the United States in June 2004, we accelerated the research and development of PBT-1 and PBT-2. This increase is partially offset by a $759,375 reduction in expenditure associated with the contracts with Schering A.G. and Neurosciences Victoria Ltd., due to the completion of one of the contracts in connection with our collaboration with Schering A.G. and Neurosciences Victoria Ltd. in June 2004.

Legal expense

         Legal expense increased to A$387,533 for the six months ended December 31, 2004 from A$295,252 for the six months ended December 31, 2003, an increase of A$92,281, or 31.25%. The increase in legal expense is attributable to an increase in intellectual property legal fees due to the acceleration of PBT-1 and PBT-2 research and development, and legal fees associated with Securities and Exchange Commission, or SEC, compliance.

Consulting fee expense

         Consulting fee expense increased to A$1,033,944 for the six months ended December 31, 2004 from A$571,807 for the six months ended December 31, 2003, an increase of A$462,137, or 80.82%. The increase in consulting fee expense is primarily attributable to an equity and cash entitlement to a research and development consultant of $610,154 attributable to a contact entered into

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in February 2004. This increase was partially offset by a reduction of $185,234 in consulting fees paid to Directors during the six months ended December 31, 2004.

Employee benefits expense

         Employee benefits expense increased to A$1,039,054 for the six months ended December 31, 2004 from A$499,500 for the six months ended December 31, 2003, an increase of A$539,554, or 108.02%. The increase in employee benefits expense is attributable to ten new employees employed as a result of the acceleration of PBT-1 and PBT-2 research and development and an increase in related costs such as payroll tax.

Corporate compliance expense

         Corporate compliance expense increased to A$239,415 for the six months ended December 31, 2004 from A$189,439 for the six months ended December 31, 2003, an increase of A$49,976, or 26.38%. The increase in corporate compliance expense is attributable to an increase in accounting administration and auditing costs. The costs for the six months ended December 31, 2004 include accruals for an internal control audit and additional accounting documentation that must be filed with the SEC following the filing of the Registration Statement on Form F-3 in June 2004.

Foreign exchange loss

         Foreign exchange losses increased to A$1,512,222 for the six months ended December 31, 2004 from A$34,654 for the six months ended December 31, 2003, an increase of A$1,477,568, or 4,263.77%. The increase is due to an increase in the unrealized foreign exchange loss because the funds received in connection with the June 2004 private placement in the United States were received in U.S. dollars.

Other expenses from ordinary activities

         Other expenses from ordinary activities increased to A$656,841 for the six months ended December 31, 2004 from A$362,461 for the six months ended December 31, 2003, an increase of A$294,380, or 81.22%. The increase is primarily attributable to an increase in office overhead and travel costs due to the establishment of an office in the United States in August 2004 and the resulting increase in business travel between the United States and Australia by our U.S.-based director and Chief Executive Officer.

Liquidity and Capital Resources
-------------------------------

         We are a development stage company and have had no sales income to date, and as of December 31, 2004, our accumulated deficit totaled A$32,604,845. From inception until our initial public offering in March 2000, we financed our operations primarily through borrowings from two of our directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.

         Net cash flows used in operating activities increased by A$3,235,163 to A$5,768,896 in the six months ended December 31, 2004 from A$2,533,733 in the six months ended December 31, 2004. This increase was primarily due to the acceleration of PBT-1 and PBT-2 research and development during the six months ended December 31, 2004.

         In December 2004, we raised A$4.7 million, net of issue costs, through the exercise of options to purchase 9,506,666 ordinary shares having an exercise price of A$0.50 per share.

         Cash and cash equivalents totaled A$26,911,314 at December 31, 2004, compared to A$5,620,156 at December 31, 2003.

         We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants, licensing and research collaboration agreements and potential option exercises will be sufficient to support our current operating plan to June 30, 2006; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to: costs and timing of obtaining regulatory approvals; the costs and timing of obtaining, enforcing and defending our patent and intellectual property; the progress and success of pre-clinical and clinical trials of our product candidates; and the progress and number of our research programs in development.

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


                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Prana Biotechnology Limited



                                            /s/Jonas V. Alsenas
                                            -------------------
                                            By: Jonas V. Alsenas
                                            Chief Executive Officer


Date: March 31, 2005